SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                 Under the Securities and Exchange Act of 1934

                               (Amendment No. 2)



                               Moore Products Co.
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   615836-100
                                 (CUSIP Number)



PAGE 1 OF 7 PAGES

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CUSIP NO. 615836-100                                    PAGE 2 OF 7 PAGES
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(1)     NAMES OF REPORTING PERSONS                      MOORE PRODUCTS CO.
                                                        PENSION PLAN AND
                                                        BENEFITS COMMITTEE
        S.S. or I.R.S. IDENTIFICATION NOS.
        OF ABOVE PERSON                                 I.R.S. NO.
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A                          (a)     [ ]
        MEMBER OF A GROUP*                                      (b)     [ ]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE                            United States
        OF ORGANIZATION
--------------------------------------------------------------------------------
 NUMBER OF              (5)     SOLE VOTING             0
  SHARES                        POWER
BENEFICIALLY            --------------------------------------------------------
  OWNED BY              (6)     SHARED VOTING           500,000
    EACH                        POWER
 REPORTING              --------------------------------------------------------
  PERSON                (7)     SOLE                    0
   WITH                         DISPOSITIVE
                                POWER
                        --------------------------------------------------------
                        (8)     SHARED                  0
                                DISPOSITIVE
                                POWER
--------------------------------------------------------------------------------
(9)     AGGREGATE AMOUNT BENEFICIALLY                   500,000
        OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT               [ ]
        IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED                    19.1%
        BY AMOUNT IN ROW (9)
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*                       EP
--------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 615836-100                                           PAGE 3 OF 7 PAGES
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(1)     NAMES OF REPORTING PERSONS                      EDWARD J. CURRY

        S.S. or I.R.S. IDENTIFICATION NO.               S.S.N.
        OF ABOVE PERSON
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A          (a)     [ ]
        MEMBER OF A GROUP*                      (b)     [X]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE                            United States
        OF ORGANIZATION
--------------------------------------------------------------------------------
 NUMBER OF              (5)     SOLE VOTING             1,092
  SHARES                        POWER
BENEFICIALLY            --------------------------------------------------------
  OWNED BY              (6)     SHARED VOTING           500,000
    EACH                        POWER
 REPORTING              --------------------------------------------------------
  PERSON                (7)     SOLE                    1,092
   WITH                         DISPOSITIVE
                                POWER
                        --------------------------------------------------------
                        (8)     SHARED                  500,000
                                DISPOSITIVE
                                POWER
--------------------------------------------------------------------------------
(9)     AGGREGATE AMOUNT BENEFICIALLY                   526,492
        OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT               [ ]
        IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED                    20.10%
        BY AMOUNT IN ROW (9)
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*                       IN

        * Includes shares which may be acquired within 60 days upon exercise of stock options (25,400).

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 615836-100                                           PAGE 4 OF 7 PAGES
--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON                            ROBERT E. WISNIEWSKI

        S.S. or I.R.S. IDENTIFICATION NO.               S.S.N.
        OF ABOVE PERSON
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A          (a)     [ ]
        MEMBER OF A GROUP*                      (b)     [X]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE                            United States
        OF ORGANIZATION
--------------------------------------------------------------------------------
 NUMBER OF              (5)     SOLE VOTING             637
  SHARES                        POWER
BENEFICIALLY            --------------------------------------------------------
  OWNED BY              (6)     SHARED VOTING           500,000
    EACH                        POWER
 REPORTING              --------------------------------------------------------
  PERSON                (7)     SOLE                    637
   WITH                         DISPOSITIVE
                                POWER
                        --------------------------------------------------------
                        (8)     SHARED                  500,000
                                DISPOSITIVE
                                POWER
--------------------------------------------------------------------------------
(9)     AGGREGATE AMOUNT BENEFICIALLY                   510,917
        OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT               [ ]
        IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED                    19.50%
        BY AMOUNT IN ROW (9)
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*                       IN
--------------------------------------------------------------------------------
        * Includes shares which may be acquired within 60 days upon exercise of stock options (10,280).

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 615836-100                                          PAGE 5 OF 7 PAGES


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                (Under the Securities and Exchange Act of 1934)
                               (AMENDMENT NO. 2)

Item 1(a)       Name of Issuer:               Moore Products Co.

Item 1(b)       Address of Issuer's Principal Executive Offices:
                                              Sumneytown Pike
                                              Spring House, PA 19477

Item 2(a)       Name of Person Filing:        Moore Products Co. Pension
                                              Plan and Benefits Committee
                                              consisting of
                                              Edward J. Curry, Director,
                                                Executive V.P. and Chief
                                                Operating Officer
                                              Robert E. Wisniewski,
                                                Secretary & Treasurer

Item 2(b)       Address of Principal Business Office:
                                      c/o     Robert E. Wisniewski
                                              Moore Products Co.
                                              Sumneytown Pike
                                              Spring House, PA 19477

Item 2(c)       Citizenship:                  United States

Item 2(d)       Title of Class of Securities: Common Stock

Item 2(e)       CUSIP Number:                 615836-100

Item 3 Reference is made to Item 12 of cover page(s) ("Type of Reporting Person") for each reporting person.

       EP = Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
            Retirement Income Security Act of 1974 or
            Endowment Fund;
            see Section 240.13-d(1)(b)(1)(ii)(F)

Item 4 Ownership: Reference is made to Items 5 through 9 and 11 of cover page(s)
                  as to each reporting person.
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CUSIP NO. 615836-100                                          PAGE 6 OF 7 PAGES


Messrs. Curry, and Wisniewski are the sole members of the Moore Products Co. Benefits Committee. Under the governing instruments of the Moore Products Co. Pension Plan and Trust, voting and dispositive power with respect to the 500,000 shares of Moore Products Co. Common Stock held by the Pension Plan is vested in the Benefits Committee, subject to certain exceptions.

However, decisions of the Benefits Committee on these matters must be made by a majority of the members of the Committee. The filing of this Schedule 13G shall not be construed as an admission that the aforesaid members of the Benefits Committee are, for the purposes of 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of the shares held by the Pension Plan.

The 500,000 Moore Products Co. shares held by the Pension Plan constitute 19.1% of the Common Stock outstanding, but only 14.3% of the voting securities, since the 175,950 shares of Preferred Stock outstanding generally vote with the Common Stock as a single class, and each preferred Share is entitled to five votes. The Preferred Stock is convertible into Common Stock as the rate of one share of Common Stock for each two and one half shares of Preferred Stock.

Item 5 Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
                   N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:
                   N/A

Item 8 Identification and Classification of Members of the Group:
                   N/A

Item 9 Notice of Dissolution of Group:
                   N/A

Item 10 Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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CUSIP NO. 615836-100                                          PAGE 7 OF 7 PAGES


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 3, 1999

By:     Moore Products Co. Pension Plan and Benefits Committee

Date:   February 3, 1999

/s/  E. J. CURRY
-----------------------------
Signature

E. J. CURRY, Executive V.P. & COO
-----------------------------
Name/Title


Date:   February 3, 1999

/s/  R. E. WISNIEWSKI
-----------------------------
Signature

R. E. WISNIEWSKI, Secretary & Treasurer
-----------------------------
Name/Title